*R ICW 3/9

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Sandler O'Neill & Partners, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas, 6th Floor
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

May Della Pietra — 212-466-7785
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

[redacted]

13013983

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CHP 3/13/13

2A

OATH OR AFFIRMATION

I, May Della Pietra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sandler O'Neill & Partners, L.P., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

LAWRENCE BUCKLEY
Notary Public State of New York
No. 01BU6062331
Qualified in Nassau County
Commission Expires 8/6/2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Independent Auditor's Report

The Partners
Sandler O'Neill & Partners, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Sandler O'Neill & Partners, L.P. (the "Partnership") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Sandler O'Neill & Partners, L.P. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

February 25, 2013

Sandler O'Neill & Partners, L.P.

Statement of Financial Condition

December 31, 2012	
Assets	
Cash and cash equivalents	**$140,618,901**
Receivables from clearing brokers	**19,942,471**
Receivables from customers	**4,432,667**
Financial instruments owned, at fair value	**22,644,446**
Due from related parties	**107,637**
Fixed assets, net of accumulated depreciation and amortization of $3,451,818	**15,968,456**
Other assets	**4,622,759**
	$208,337,337
Liabilities and Partnership Capital	
Liabilities:	
Financial instruments sold, not yet purchased, at fair value	**$ 3,893,396**
Due to related parties	**268,419**
Commissions and bonuses payable	**51,618,456**
Accrued expenses and other liabilities	**16,148,069**
Total Liabilities	**71,928,340**
Commitments and Contingencies (Notes 8 and 10)	
Partnership Capital	**136,408,997**
	$208,337,337

See accompanying notes to statement of financial condition.

1. Organization

Sandler O'Neill & Partners, L.P. ("Partnership") is a Delaware limited partnership. The Partnership provides brokerage and investment banking services. The Partnership is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership has agreements with clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents

The Partnership considers all highly liquid investments, with original maturities of ninety days or less that are not held-for-sale in the ordinary course of business, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. As of December 31, 2012, the Partnership had approximately $128,996,000 of U.S. Treasury securities included in cash and cash equivalents in the statement of financial condition.

Fixed Assets

Furniture and fixtures and other equipment are depreciated over the estimated useful lives of the assets (ranging from 5-7 years) using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the respective lease, using the straight-line method.

Fair Value of Financial Instruments

The carrying value of the Partnership's assets and liabilities, which qualify as financial instruments, approximate the fair value.

Fair Value Measurement

The Partnership values all investments at fair value. U.S. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the investment based on available market data. Unobservable inputs are inputs that reflect the Partnership's assumptions about the factors market participants would use in valuing the investment based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1- Valuations based on quoted prices in active markets for identical investments.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable, supported by little or no market activity, and significant to the overall fair value measurement.

The availability of observable inputs can vary from financial instruments to financial instruments and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Partnership's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current and best available as of the measurement date, including during periods of market dislocation.

The following are types of financial instruments the Partnership held as of December 31, 2012:

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable) and bond spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

Equities Securities

Equities securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy.

Non-Agency Mortgage-Backed Securities

Investments in these mortgage-backed securities and mortgage-backed derivatives are carried at fair value as determined by the Partnership from various valuation metrics, including, but not limited to, bid quotes from independent brokers, recently executed transactions and ask quotes of similar securities.

All mortgage-backed securities valued by the Partnership are categorized in Level 2 of the fair value hierarchy.

Investment Funds

Investments in investment funds are generally valued at their net asset value ("NAV") as reported by the underlying funds in accordance with their respective agreements.

The underlying investments in investment funds consist of private equities and hedge funds. These funds consist of readily marketable and non-readily marketable securities which are valued at fair value. However, because the Partnership does not directly invest in the underlying securities of the investment funds, and due to restrictions on the transferability and timing of withdrawals from the investment funds, the amounts realized upon liquidation could differ from such reported values.

The Partnership follows the practical expedient provision which permits the measurement of fair value based on the NAV of the underlying investment fund, without further adjustment, unless management deems such net asset value to not be representative of fair value.

The fair value of the Partnership's investment in an investment fund generally starts with the NAV of the Partnership's investment in the investment fund as reported by the investment fund's general partner or investment manager, who determines the value of the investment fund's NAV in a manner consistent with Accounting Standards Codification ("ASC") Topic 946, "Financial Services - Investment Companies." All valuations utilize financial information supplied by the general partner or investment manager of each investment fund and are net of management and incentive fees/allocation pursuant to the investment fund's applicable agreements. The managing member may conclude in certain circumstances, that after considering information reasonably available at the time the valuation is made and that the managing member or investment adviser believes to be reliable, the NAV provided by an investment fund's general partner or investment manager is not representative of the fair value of the Partnership's interest in the investment fund. As of December 31, 2012, no valuation adjustments to NAV provided by the investment fund have been made. Because of the inherent uncertainty of valuation, the values of the Partnership's investment in the investment fund may differ significantly from the values that would have been used had an active market for the investments held by the investment fund been available.

Investment funds are included in Level 3 of the fair value hierarchy.

Securities Sold, Not Yet Purchased

The Partnership has sold securities that it does not own (i.e., securities sold short) and will, therefore, be obligated to purchase such securities at a future date. The Partnership has recorded this obligation on the statement of financial condition at the year-end fair value of the securities. There is an element of market risk in that, if the securities sold short increase in value, it will be necessary to purchase the securities sold short at a cost in excess of the obligation reflected in the statement of financial condition. A gain, limited to the price at which the Partnership sold the security short, or a loss, potentially unlimited in amount, will be recognized upon the termination of a short sale.

Use of Estimates

The preparation of a statement of financial condition in conformity with U.S. GAAP requires the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates and those differences could be material.

Income Taxes

For income tax purposes, the Partnership's income flows through to each partner's individual income tax returns. As a result, the Partnership is not liable for Federal or New York State and New York City income taxes. The financial statement includes a provision for New York City Unincorporated Business Tax.

The Partnership applies the provisions of ASC 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Partnership determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Partnership presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Partnership has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2012 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Partnership has determined the major tax jurisdictions to be where the Partnership is organized and where the Partnership makes investments. No reserves for uncertain tax positions were required to have been recorded as a result of the adoption of ASC 740 for the year ended December 31, 2012. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Partnership recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of income. As of December 31, 2012, there was no impact to the financial statement relating to accounting for uncertainty in income taxes. The provision for New York City Unincorporated Business Tax is included in accrued expenses and other liabilities in the statement of financial condition.

Recent Accounting Development

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, "Disclosures about Offsetting Assets and Liabilities," which requires additional disclosures about balance sheet offsetting. ASU 2011-11 will require enhanced quantitative disclosures that will enable users to evaluate the effect of netting arrangements on an entity's statement of financial condition, including the effect of rights of setoff associated with certain financial and derivative instruments. Management is evaluating the impact of adopting this new standard, which will be effective for annual periods beginning on or after January 1, 2013.

3. Significant Risk Factors

In the normal course of business, the Partnership is engaged in various securities trading and brokerage activities servicing primarily domestic institutional clients. Trading activities are mainly generated by client order flow and the Partnership may, at times, take positions in financial instruments in order to facilitate institutional client transactions. These financial instruments may have varying degrees of off-balance sheet risk.

The Partnership's financial instruments are subject to the following:

Market Risk

Market risk represents the potential loss that can be caused by a change in the fair value of the financial instrument.

Credit Risk

Credit risk represents the potential loss that the Partnership would incur if the counterparties failed to perform pursuant to the terms of their obligations. The Partnership may be obligated to discharge the obligation of one or more non-performing counterparties and, as a result, may incur a loss if the fair value of the related securities differs from the contract amount. The Partnership minimizes its exposure to credit risk by monitoring counterparty exposure on a regular basis.

Liquidity Risk

Liquidity risk represents the possibility that the Partnership may not be able to rapidly adjust the size of its positions in times of high volatility and financial stress at a reasonable price.

Interest Rate Risk

Interest rate risk represents a change in interest rates which could result in an adverse change in the fair value of an interest-bearing financial instrument.

Prepayment Risk

Prepayment risk represents the full or partial repayments of principal prior to the original term which could result in an adverse change in the fair value of the debt security. Prepayment risk is a major risk of mortgage-backed securities and certain asset-backed securities. For certain asset-backed securities, the actual maturity may be less than the stated maturity.

4. Financial Instruments and Fair Value

The following presents the Partnership's financial instruments' fair value hierarchy measured at fair value on a recurring basis as of December 31, 2012:

	Fair Value Hierarchy			
	Level 1	Level 2	Level 3	Total
Assets				
United States:				
Financial instruments owned:				
Exchange-traded equity securities	$2,663,102	$ 7,923,875	$ -	$10,586,977
Corporate bonds	-	2,520,000	-	2,520,000
Asset-backed securities	-	404,692	-	404,692
Other investments:				
Investments in investment funds	-	-	9,069,177	9,069,177
Other	-	-	63,600	63,600
Total financial instruments owned	$2,663,102	$10,848,567	$9,132,777	$22,644,446
Liabilities				
United States:				
Financial instruments sold, not yet purchased:				
Exchange-traded equity preferred securities	$3,893,396	$ -	$ -	$ 3,893,396

Changes in Level 3 assets are measured at fair value on a recurring basis for the year ended December 31, 2012.

	Beginning Balance	Realized Gains or (Losses)	Unrealized Gains or (Losses)	Total Realized and Unrealized Gains or (Losses)	Purchases, Sales, Other Settlements and Issuances, Net	Transfers in and/or Out	Ending Balance
Assets							
Financial instruments owned:							
Other asset-backed securities	$ 170,182	$ -	$(170,182)	$(170,182)	$ -	$ -	$ -
Investments in investment funds	8,066,691	-	655,032	655,032	347,454	-	9,069,177
Other	40,400	-	23,200	23,200	-	-	63,600
	$8,277,273	$ -	$508,050	$508,050	$347,454	$ -	$9,132,777

As of December 31, 2012, the Partnership was invested in several investment funds consisting of hedge funds and private equity funds. Each hedge fund investment has certain restrictions with respect to rights of withdrawal by the Partnership. Withdrawals for the hedge funds are permitted on a quarterly to annual basis with 30 to 90 days' notice, as specified in respective agreements. The private equity funds are primarily funds in which the Partnership's investments are not eligible for redemption. Distributions will be received from these funds as the underlying assets are liquidated.

The table below presents the fair value of the Partnership's investments in, and unfunded commitments to, hedge funds and private equity funds.

Type of Investment	Fair Value	Unfunded Commitments
Long/short hedge funds *(a)*	$8,516,398	$ -
Public/private equity funds *(b)*	552,779	217,500
	$9,069,177	$217,500

(a) This category includes investments in hedge funds that invest in domestic long/short positions in equity securities, warrants, corporate bonds and other investment partnerships.

(b) This category includes investments in private equity funds that invest in companies in the global financial services industry.

5. Clearing Agreements

Receivables From Clearing Brokers

The Partnership has clearing agreements with two brokerage firms to carry its accounts as a customer of the clearing firms and the accounts of its customers. At times, the Partnership will have receivables from these clearing firms. Receivables from clearing firms include proceeds from securities sold, including financial instruments sold not yet purchased and commissions related to securities.

The Partnership is required to maintain a collateral account with a minimum fair value of $3,000,000 in cash or qualifying U.S. Treasury securities. As of December 31, 2012, collateral of approximately $3,000,000 in qualifying U.S. Treasury securities is included in cash and cash equivalents in the statement of financial condition.

6. Related Party Transactions

The Partnership pays certain general and administrative expenses on behalf of affiliates for which it is reimbursed. As of December 31, 2012, the Partnership had related party receivables of approximately $108,000 and payables of approximately $268,000. The receivables are primarily related to expenses incurred on behalf of related parties. The payables are for reimbursement of funds received on behalf of the related party.

As of December 31, 2012 the Partnership has approximately $5,193,000 in investments in investment funds of a related party which is included in financial instruments owned, at fair value in the statement of financial condition.

7. Fixed Assets, Net

Fixed assets, net as of December 31, 2012 consist of the following:

	Estimated Useful Life	Amount
Equipment	5 years	$ 3,891,288
Furniture and fixtures	7 years	3,232,068
Leasehold improvements	Life of lease	12,296,918
		19,420,274
Less: Accumulated depreciation and amortization		(3,451,818)
		$15,968,456

8. Commitments and Contingencies

Litigation

The Partnership is a defendant in various legal actions arising in the normal course of its activities as a broker-dealer. While predicting the outcome of litigation is inherently very difficult, and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsel, that it has meritorious defenses for all such actions and it intends to defend each of these vigorously, and that the resolution of these actions in the aggregate is not expected to have a materially adverse effect on the Partnership's financial position.

Financing

The Partnership has the ability to finance fixed income positions using securities sold under repurchase agreements. The Partnership has master repurchase agreements with various counterparties. The Partnership also may utilize margin borrowing from the clearing broker. As of December 31, 2012, no financing has been obtained using margin borrowing or repurchase agreements.

Operating Leases

The Partnership leases office space and equipment under noncancellable lease agreements expiring through 2027. Minimum rental payments are approximately:

Year ending December 31,	
2013	$ 5,767,000
2014	5,697,000
2015	5,668,000
2016	5,686,000
2017	5,859,000
Thereafter	56,526,000
	$85,203,000

9. Profit Sharing Plan

The Partnership has a profit sharing plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code.

10. Regulatory Net Capital Requirements

The Partnership is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2012, the Partnership had regulatory net capital of approximately $94,725,000 and a minimum regulatory net capital requirement of approximately $4,536,000. The regulatory net capital ratio of the Partnership was .72 to 1.

11. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Partnership's financial statement through February 25, 2013, the date the statement of financial condition was available to be issued. Management has determined that there are no material events that would require disclosure in the Partnership's financial statement other than those listed below.

For the period from January 1, 2013 through February 25, 2013, the Partnership made Partners' tax distributions of approximately $22,182,000.